NEWS RELEASE December 16, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling Underway at the San Carlos Project, Mexico

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that Hawkeye Gold and Diamond Inc. (“Hawkeye”), the operator of the San Carlos project, has announced that a diamond drill program is underway at Almaden’s San Carlos silver-lead-zinc-copper-gold project in Tamaulipas State, Mexico. Hawkeye has informed Almaden that the program will consist of 1,000 to 1,500 meters of drilling designed to test several high chargeability induced polarization (“IP”) anomalies that are spatially coincident with elevated lead, zinc, silver, copper and gold in soil and rock samples taken during previous work programs.

In April, 2005 Almaden signed a revised option agreement with Hawkeye on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by paying $C45,474.77 representing past obligations (paid), issuing a total of 1,450,000 shares to Almaden (850,000 already received) and incurring exploration expenditures of US$4 Million over six years.

Almaden currently has 14 active joint ventures, including 9 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

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Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.